EXHIBIT 16.1

                            KYLE L. TINGLE, CPA, LLC

November 9, 2004

Riqueza V. Feaster, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154


Dear Rique:

This letter is to confirm my dismissal as auditor of Pro Active Solutions, Inc. (CIK Number 0001160764), effective after the second quarter 2004 filing of the Form 10-QSB and the reorganization of the Company with General Components, Inc.

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission. I will be willing to cooperate with successor accountant to try to make a smooth transition for future filings.

I have returned to you all original records provided to me in previous engagements. My working paper files are the property of my firm. These will be maintained by me in accordance with my retention policy. I will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questions regarding this communication, please contact Kyle L. Tingle at 702/450-2200.

Sincerely,


/s/ Kyle L. Tingle, CPA, LLC

Kyle L. Tingle, CPA, LLC